# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nouveau Monde Graphite Inc., CIK 0001649752
CUSIP: 66979W842
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 481 rue Brassard, Saint-Michel-des-Saints, Quebec Canada (A8), J0K 3B0
Date of event which requires filing of this statement: 05/13/2026
Filed by CIK 0001002242
Persons authorized to receive notices and communications: Giulia Saba, Piazzale Enrico Mattei 1, Rome, Italy (L6), 00144, 00393280838589

## Reporting persons
- Eni S.p.A. (CIK 0001002242): type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 38,043,478; sole dispositive power 0; shared dispositive power 38,043,478; aggregate amount beneficially owned 38,043,478 (11.6% of the class)
  Comment: The percentage ownership reported in Row 13 was calculated based on 329,114,330 Common Shares (as defined below) outstanding which is the sum of (i) the 160,826,539 Common Shares outstanding as of December 31, 2025, as reported in the Prospectus Supplement No. 2 filed Pursuant to General Instruction II.L of Form F-10 (the "Prospectus Supplement") by the Issuer (as defined below) with the Securities and Exchange Commission (the "Commission") on April 13, 2026, (ii) the 115,847,791 Common Shares issued at the Private Placement (as defined below), and (iii) 52,440,000 Common Shares issued pursuant to subscription receipts issued pursuant to the Prospectus Supplement on May 15, 2026.
- Eni International B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC); sole voting power 0; shared voting power 38,043,478; sole dispositive power 0; shared dispositive power 38,043,478; aggregate amount beneficially owned 38,043,478 (11.6% of the class)
  Comment: The percentage ownership was calculated based on 329,114,330 Common Shares outstanding which is the sum of (i) the 160,826,539 Common Shares outstanding as of December 31, 2025, as reported in the Prospectus Supplement filed with the Commission on April 13, 2026, (ii) the 115,847,791 Common Shares issued at the Private Placement, and (iii) 52,440,000 Common Shares issued pursuant to subscription receipts issued pursuant to the Prospectus Supplement on May 15, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Nouveau Monde Graphite Inc.
Address of issuer's principal executive offices: 481 rue Brassard, Saint-Michel-des-Saints, Quebec Canada (A8), J0K 3B0
Comment:
This Schedule 13D (the "Schedule 13D") relates to the Common Shares, no par value (the "Common Shares"), of Nouveau Monde Graphite Inc. (the "Issuer").

The Issuer's Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "NOU" and on the New York Stock Exchange (the "NYSE") under the symbol "NMG".

## Item 2. Identity and Background
Name of person filing:
This statement is being jointly filed by (i) Eni S.p.A. ("Eni"), and (ii) Eni International B.V. ("Eni International" and together with Eni, the "Reporting Persons" and each individually as a "Reporting Person").

Eni International is a direct wholly owned subsidiary of Eni S.p.A.
Residence or business address: The principal business address of Eni is Piazzale Enrico Mattei 1, Rome Italy, 00144. The principal business address of Eni International is Strawinskylaan 1163, Amsterdam, 1077 XX, Netherlands.
Present principal occupation or employment: Eni Group is a global integrated energy company engaged in producing and selling energy products and services to worldwide markets, with operations in the traditional businesses of exploring for, developing, extracting, and marketing crude oil and natural gas, manufacturing and marketing oil and bio-based fuels and chemical and bio-chemical products as well as gas-fired power and energy products from renewable sources. Eni International is a wholly owned subsidiary of Eni. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Exhibit 4 attached hereto, which Exhibit is hereby incorporated by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any of the persons identified on Exhibit 4 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any of the persons identified on Exhibit 4 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any of the persons identified on Exhibit 4 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any of the persons identified on Exhibit 4 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violations with respect to such laws.
Citizenship:
1. Eni is domiciled in the Republic of Italy.
2. Eni International is domiciled in the Kingdom of the Netherlands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The purchase price for the Common Shares is approximately US$70 million in cash, and the source of funds was the working capital of Eni International.

## Item 4. Purpose of Transaction
Purpose of transaction:
Eni International entered into a subscription agreement, dated April 9, 2026 (the "Subscription Agreement"), with the Issuer, pursuant to which Eni International, on May 15, 2026 purchased, on a private placement basis, 38,043,478 Common Shares of the Issuer (the "Purchased Shares") for an aggregate subscription price of US$69,999,999.52. This represents approximately 11.6% of the Issuer's outstanding Common Shares, calculated on the basis of (i) the 160,826,539 Common Shares outstanding as of April 13, 2026, as reported in the Prospectus Supplement filed by the Issuer with the Commission on April 13, 2026, (ii) the 115,847,791 Common Shares issued in the private placement to Eni International and other investors on May 15, 2026 (the "Private Placement") and (iii) the 52,440,000 Common Shares issued pursuant to subscription receipts issued pursuant to the Prospectus Supplement on May 15, 2026.

The Purchased Shares were acquired by the Reporting Persons for investment purposes in the ordinary course of business and in consistency with Eni's strategy to diversify its supply chains. The investment in NMG enables Eni to enter the critical minerals value chain through a partnership with a leading company in the sector, while leveraging its distinctive technological know-how. In addition, through this transaction, Eni will have the opportunity to negotiate exclusive supply agreements for graphite and active anode material.

The Reporting Persons will evaluate their investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease their security holdings in the Issuer or may change their investment strategy as regards to the Issuer.

The Reporting Persons intend to monitor and evaluate the investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing its return on such investment, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem relevant. The Reporting Persons may engage in discussions with management, the board of directors of the Issuer (the "board"), other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable securities laws. The Reporting Persons may from time to time in the future seek to acquire, alone or in conjunction with others, additional Common Shares or other securities issued by the Issuer through open market purchases, block trades, privately negotiated transactions, tender offer, merger, amalgamation, reorganization or otherwise. The Reporting Persons may also dispose of all or a portion of the securities of the Issuer, in registered offerings or in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Common Shares, in each case, subject to limitations under applicable law and any other required approvals.

Under the terms of the Investor Rights Agreement (as defined below), Eni International will have certain information and access rights to books and records. Eni International also currently has the right to designate one board nominee or one board observer as provided in the relevant agreements.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change its purpose and/or develop such plans and may seek to influence management or the board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the comments thereto of this Schedule 13D, are incorporated herein by reference. As of the date hereof, the Reporting Persons may be deemed to beneficially own 38,043,478 Common Shares, which represents approximately 11.6% of the outstanding Common Shares. This percentage ownership was calculated based on 329,114,330 Common Shares outstanding which is the sum of (i) the 160,826,539 Common Shares outstanding as of December 31, 2025, as reported in the Prospectus Supplement filed by the Issuer with the Commission on April 13, 2026, (ii) the 115,847,791 Common Shares issued at the Private Placement, and (iii) 52,440,000 Common Shares issued pursuant to subscription receipts issued pursuant to the Prospectus Supplement on May 15, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 38,043,478 Common Shares that may be deemed to be beneficially owned by each of them.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that the Reporting Persons constitute a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended).
Transactions in the class effected during the past sixty days: Other than as described in Item 4 of this Schedule 13D, no transactions in the Common Shares were effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Subscription Agreement: This description is a summary only and is qualified in its entirety by the terms of the Subscription Agreement, which is filed as Exhibit 1 to this Schedule 13D, and is incorporated herein by reference.

Registration Rights Agreement: Concurrent with the Private Placement, Eni International and the Issuer entered into a registration rights agreement dated as of May 15, 2026 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Eni International, subject to the conditions set forth therein and after February 15, 2027, may cause the Issuer to register all or a portion of the Registerable Shares (as defined therein) held by Eni International or its Affiliates (as defined therein) with the Commission under the Securities Act of 1933, as amended. This description is a summary only and is qualified in its entirety by the terms of the Registration Rights Agreement, which is filed as Exhibit 3 to this Schedule 13D, and is incorporated herein by reference.

Investor Rights Agreement: Concurrent with the Private Placement, Eni International and the Issuer entered into an investor rights agreement dated as of May 15, 2026 (the "Investor Rights Agreement"). Under the Investor Rights Agreement, Eni International has agreed (also on behalf of its Affiliates) not to sell or transfer any of the Locked-Up Shares (as defined therein) until May 15, 2027, subject to certain customary exceptions.

The Investor Rights Agreement also provides, among other things, for Eni International to be entitled to the following: (a) the right to designate (i) one nominee to serve on the board of the Issuer for so long as it and its Affiliates directly or indirectly owns at least 10%, or (ii) two nominees for so long as they directly or indirectly owns at least 20%, of the issued and outstanding Common Shares; (b) the right to have a non-voting observer attend all of the Issuer's board meetings for as long as it and its Affiliates directly or indirectly own at least 5% of the issued and outstanding Common Shares (above the 10% threshold, as an alternative or in addition to the board nominee(s)); and (c) certain pre-emptive rights, as well as top up rights if the Eni International's and its Affiliates' pro rata interest in Common Shares becomes less than 20%, 10% or 5% as a result of the Issuer issuing Excluded Securities or Pre-Emptive Right Securities for which Eni International has elected not to exercise its Pre-Emptive Right (as such terms are defined in the Investor Rights Agreement). The Investor Rights Agreement further provides for certain standstill obligations of Eni International (undertaken also on behalf of its Affiliates) applicable until May 15, 2028, subject to certain customary exceptions. The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as Exhibit 2 and is incorporated by reference herein.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Exhibit 4 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Subscription Agreement, dated as of April 9, 2026, by and between Eni International and the Issuer.

Exhibit 2 - Investor Rights Agreement, dated as of May 15, 2026, by and between Eni International and the Issuer.

Exhibit 3 - Registration Rights Agreement, dated as of May 15, 2026, by and between Eni International and the Issuer.

Exhibit 4 - Directors and Executive Officer Information Required by Item 2 and Item 5.

Exhibit 5 - Joint Filing Agreement, dated May 15, 2026, by and between the Reporting Persons.

## Signatures
- Eni S.p.A.: /s/ Giulia Saba, Giulia Saba/Head of Company Secretariat (05/18/2026)
- Eni International B.V.: /s/ Paolo Conte, Paolo Conte/Head of Corporate Affairs (05/18/2026)